INVEST IN **JUST WINGS**

We want to bring a new delivery-online model to the growing ghost kitchen market




LEAD INVESTOR
Arnold Cenille Investisseur independant
Merci. Grand merci a Just Wings pour cette enorme possibilite.
Cordialement.
Invested $26,500 this round
Learn about Lead Investors

justchickenwings.com Lake Worth FL

Software | Food | 500 Startups | Eating and Drinking | Cooking

Highlights

1. The food delivery market has seen 77% increase in delivery orders year over year since 2013
2. Just Wings targets the international market and has several restaurants partnering in France
3. 120 restaurants partner the first year,J.W planned $1.7M net profit.*This projection not guaranteed*

Our Team



Mohamed Kaada CEO & FOUNDER

Founded and managed 26 restaurants (France & USA). -Founded and managed a company specializing in consulting services for the restaurant industry CEO and Restaurant Manager Founded and managed my own franchised restaurant. Business Development

Because it's a simple process to help restaurants maximise their kitchen profit with lowering their primary costs. Being in the restaurants business for many years we see this industry struggle in this difficult time , the online delivery is in continual expansion and we believe is the futur of restaurants.



Karima Kaada CMO & Culinary Director

-Private Chef -20 years in restaurant industry with experience operating fine dining and casual restaurants. -CEO & Founder fine dining restaurant (France) -CO-founder of restaurants Franchise (France)



Karima Kaada CMO & Culinary Director

-Private Chef -20 years in restaurant industry with experience operating fine dining and casual restaurants. -CEO & Founder fine dining restaurant (France) -CO-founder of restaurants Franchise (France)



David Zaoui COO & Commercial Director

Degree from L'Ecole Hotelliere Paris. 10 years in fine dining restaurant industry. 5 Years as General Manager fine dinning restaurant. Head of talent and partnership with restaurants.

Pitch



JUST WINGS, Inc.
Presentation
October 2021
J.W
JUST WINGS, INC
Mr Mohamed Kaada
Chief Executive Officer and Founder
+1 (561) 767 – 5731
contact@justchickenwingsfl.com

Disclosures

This Presentation (the "Presentation") contains sensitive business and financial information. It is being delivered by Just Wings, Inc. (the "Company") and the sole purpose of this Presentation is to assist the recipient in deciding whether to proceed with a further inquiry of the Company. This Presentation does not purport to be all-inclusive or to necessarily contain all the information that a prospective investor may desire in evaluating a possible business transaction with the Company.

By accepting this Presentation, the recipient agrees to keep confidential the information contained herein or made available in connection with any further inquiry of the Company. This Presentation may not be photocopied, reproduced or distributed to others at any time without the prior written consent of the Company. Upon request, the recipient will promptly return all materials received from the Company without retaining any copies thereof, all in accordance with the terms of any confidentiality agreement between the recipient and the Company.

This Presentation has been prepared for information purposes relating to this transaction only and upon the express understanding that it will be used only for the purposes set forth above. The Company makes no any express or implied representation or warranty as to the accuracy or completeness of the information contained herein or made available in connection with any further investigation of the Company. The Company expressly disclaims any and all liability which may be based on such information, errors therein or omissions there from. The recipient shall be entitled to rely solely on the representations and warranties made to it in any definitive agreement and the due diligence that recipient conducts.

In furnishing this Presentation, the Company undertakes no any obligation to provide the recipient with access to any additional information. This Presentation shall neither be deemed an indication of the state of affairs of the Company nor constitute an indication that there has not been any change in the Company or affairs of the Company since the date hereof.

This Presentation does not constitute an offer to sell or solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation in such jurisdiction. Investments in private placements may be illiquid, highly speculative and you may lose your entire investment.

This Presentation includes certain statements, estimates and projections with respect to the anticipated future performance of the Company. Such statements, estimates and projections are based on significant assumptions and subjective judgment concerning anticipated results. These assumptions and judgments are inherently subject to risks, variability and contingencies, many of which are beyond the Company's control. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected results are obtainable or will be realized. Actual results likely will vary from those projected, and such variations may be material. In addition, this Presentation does not describe certain risks associated with the Company's business.

CAUTIONARY NOTE ON FORWARD LOOKING STATEMENTS

This Presentation contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this Presentation and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to update or revise any forward-looking statement, whether as a result of uncertainties and assumptions.

RISK FACTORS

AN INVESTMENT IN THE COMPANY INVOLVES A HIGH DEGREE OF RISK AND IS SUITABLE ONLY FOR INVESTORS OF SUBSTANTIAL MEANS WHO HAVE NO IMMEDIATE NEED FOR LIQUIDITY AND THOSE WHO CAN AFFORD A RISK OF LOSS OF ALL OR A SUBSTANTIAL PART OF SUCH INVESTMENT. AS A PROSPECTIVE INVESTOR IN SUCH SHARES, YOU SHOULD CAREFULLY CONSIDER THE RISKS, AS WELL AS THE OTHER INFORMATION CONTAINED, IN OR RELATED TO A SUBSCRIPTION DOCUMENT WITH RESPECT TO ANY INVESTMENT IN THE COMPANY (THE "INVESTMENT DOCUMENTS") PRIOR TO MAKING ANY INVESTMENT DECISION.

IF ANY OF THE RISKS DESCRIBED IN THE INVESTMENT DOCUMENTS OCCUR, IT COULD HAVE A MATERIALLY ADVERSE EFFECT UPON THE COMPANY'S BUSINESS, OPERATING RESULTS AND FINANCIAL CONDITION, AND INVESTORS MAY LOSE ALL OR A SUBSTANTIAL PART OF THEIR INVESTMENT IN THE COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES OF WHICH WE ARE UNAWARE ALSO MAY BECOME IMPORTANT FACTORS THAT MATERIALLY AND ADVERSELY AFFECT THE COMPANY AND AN INVESTMENT IN THE COMPANY'S SECURITIES. THE INVESTMENT DOCUMENTS WILL NOT PURPORT TO BE COMPLETE, ALL-INCLUSIVE OR CONTAIN ALL OF THE INFORMATION WHICH A PROSPECTIVE INVESTOR MAY DESIRE OR WHICH IS GENERALLY CONTAINED IN A PROSPECTUS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INVESTORS IN THE COMPANY MUST BE WILLING TO ACCEPT THE RISK THAT INFORMATION ABOUT THE COMPANY AND OTHER MATTERS ARE SUBJECT TO CHANGE AFTER THEY HAVE MADE THEIR INVESTMENT DECISION.

CONTENTS


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JUST WINGS, INC

1. EXECUTIVE SUMMARY


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JUST WINGS, INC

Company Overview

- Just Wings, Inc. ("Just Wings" or the "Company") was formed in October 2021, after the conversion to a corporation of its predecessor entity, Just Wings, LLC, which was formed in May, 2020. Our principal office is located at 127 North Federal Highway, in the center of downtown Lake Worth, Florida.
- Just Wings was created to add revenue to any restaurant that desire to work with the Company, without investment and without increasing labor .
- Just Wings will work with restaurants that serve American's favorite meal: chicken wings.
- These restaurants target tourists and local populations looking for lunch, diner, delivery at reasonable prices (average check of $15 to $25 per person).
- Each new restaurant generally has a very small menu from their existing kitchen, and Just Wings will assist these restaurants with reaching out to a whole new customer base.
- Even though the restaurants already benefit from an excellent online reputation, Just Wings aims to improve their profits.
- The restaurants that Just Wings assist generally have strong competitive advantages (prime location, great reputation, recurring clients) as well as huge development opportunities.
- By 2022, the Company expects to add 120 new restaurants and is expected to reach sales of approximately $8M (excluding sales tax).

Location



7

Forward-looking projections cannot be guaranteed.



Investment Summary

- Just Wings, Inc. is presently owned by Mr. Mohamed Kaada (71%), Mrs. Karima Kaada (9%) and Mr. David Zaoui (20%).
- The Company has received total investments from its founders of approximately $70,000.
- Initial Investments (acquisition of tablets, marketing, new building) have to date been financed with internal Company funds.
- Management:

  Mr. Mohamed Kaada has 23 years of work experience in the restaurant industry including 16 years in the development and management of several successful restaurants.

  Mrs. Karima Kaada has 23 years of work experience in the restaurant industry including 10 years in the development and management of several successful restaurants.

  Mr. David Zaoui has 10 years of work experience in the restaurant industry including 5 years in the development and management.

Ownership of Just Wings


KARIMA
DAVID
9%
20 %
71 %
MOHAMED

8



Strategy and Financials keys

Just wings llc, at 31/12	2021	2022	2023	2024	2025	2026
Number of restaurant	40	120	144	170	204	244
Average sale per restaurant per month	5,000.0	6,000.0	7,200.0	8,640.0	10,368.0	12,441.6
Average sale per year	2,400,000	8,640,000	12,441,600	17,625,600	25,368,624	36,427,248
30% back for Just Wings LLC	720,000	2,592,000	3,732,480	5,287,680	7,610,587	10,928,174
Sales tax payment	-50,400	-181,440	-261,274	-370,138	-532,741	-764,972
Net sales	669,600	2,410,560	3,471,206	4,917,542	7,077,846	10,163,202
Payroll expenses	136,800	336,480	370,128	407,140	447,854	492,640
Cost of marketing	88,950	180,000	216,000	237,600	273,240	327,888
Rent, general, administration & other	60,000	66,000	72,600	79,860	87,846	96,630
Bank & web expenses	20,088	72,317	104,136	147,526	212,335	304,896
EBIT	385,752	1,755,763	2,708,342	4,045,416	6,056,571	8,941,148
Income taxes	8,208	20,189	22,206	24,428	26,871	29,558
Net earnings	377,544	1,735,574	2,686,135	4,020,988	6,029,699	8,911,590

- Just Wings' development strategy includes:

  Increasing volumes for delivery via:

  - Higher brand awareness due to the implementation of a relevant marketing plan, including print advertisement commercials and online advertising.
  - Advertisement with known personalities.
  - Just Wings, Inc. operates only with restaurants that are open at least 11 hours a day and 7 days a week.
  - Easy and intuitive online ordering.

  The development of the catering services segment:

  - Creation of a proper menu and offer.
  - Several long-term contracts currently under negotiation with local medical centers and companies.

In the long term, Just Wings aims at opening other restaurants out of Florida with the same "Just Wings" concept and menu (not taken into account in the financial forecasts).

9

Forward-looking projections are not guaranteed.



2. WHAT WE DO FOR RESTAURANTS

10






justchickenwings_fl






WINGS

Most experts agree that most independent restaurants in the USA will incorporate virtual restaurant brands into their businesses within the next few years.

Consumers' habits have changed drastically in recent months, increasingly relying on food delivery services for their meals, and the trend shows no signs of slowing down.


J.W
JUST WINGS, INC

Just Wings is a turnkey solution for adding a virtual brand to existing restaurant.

A Virtual brand is an incredibly effective and efficient way for restaurateurs to increase their bottom line with minimal impact to current operations. Virtual brands offer restaurant owners a separate concept that runs out of their kitchens, and is available for delivery only via food delivery services.


J.W
JUST WINGS, INC
Just Wings Brands
+
Existing Equipment
Existing Labor
Existing Rent
=
40% Profit
Get Paid Weekly



Why add a virtual brand? The future of restaurants is virtual.


Projected delivery industry growth
Global online food ordering to grow from $35 billion to $365 billion by 2030 – Consumer demand of delivery is growing.
$365B
2030
$35B
2020

With over 100,000 restaurants closed in the last six months, we cannot do what we have always done.



Designed to fit a restaurant's existing kitchen

Just Wings' brand is a collection of the most highly sought-after food delivery categories in the current marketplace. With menus created by our chef, they can be reproduced in a wide range of kitchens with minimal training.

A restaurant's equipment:


Oven


Pizza Oven


Freezer


Refrigeration


Fryer


Flat Top


Brand that can work with your equipment


WINGS


BURGER


NYPD


SUB'S ZONE



FRENCH FRIES

NEW YORK PIZZA DEPARTMENT



J.W
JUST WINGS, INC

By restaurateurs for restaurateurs

Our goal is to help the restaurant community generate secondary sources of income through virtual brands. We give you the expertise and know how of seasoned restaurateurs, knowledge from national chain experience and the vision to put it all together in one complete easy to implement solution



Mohamed Kaada
Just Wings, Inc CEO & Founder
- Founder & CEO, NYPD Pizza
- Founder & CEO Master Management
- Founder & CEO Madalinshik
- Founder & CEO, K8 cafe, Diners factory
- Co-Founded Speed Rabbit Pizza



David Zaoui
Just Wings, Inc. Vice President,
- Degree from L'Ecole Hotelliere Paris.
- 10 years in fine dining restaurant industry.
- 5 Years as General Manager fine dinning restaurant.
- Head of talent and partnership with restaurants.



Karima Kaada
Just Wings, Inc. Culinary Director
- Private Chef
- 20 years in restaurant industry with experience operating fine dining & casaul restaurants.
- CEO & Founder fine dining restaurant
- Co-founder of restaurants Franchise


23+ years in the restaurant industry and we want to share it with you.


J.W
JUST WINGS, INC

CEO and Founder: Mr. Mohamed Kaada

- Just Wings is managed by Mr. Mohamed Kaada who has 23 years of work experience in the restaurant industry and who has extensive experience in the development and management of 26 owned restaurants
- As CEO and Founder, his responsibilities include:

<u>Coordinating daily restaurants operations:</u>
- Maximizing customer satisfaction including ensuring food and service quality control.
- Responding efficiently to restaurants customer's complaints.
- Maintaining high standards of hygiene, health, and safety, ensuring compliance with legislation.

<u>Managing Just Wings staff:</u>
- Recruiting, training and supervising staff, organizing shifts.
- Appraising staff performance and providing feedbacks.

<u>Business development and strategy:</u>
- Organizing marketing including communication and promotions.
- Making improvements to the running of the business and developing the restaurants.
- Setting budgets and targets, analyzing sales and financials.

<u>General management of the company:</u>
- Overseeing stock levels and ordering supplies.
- Handling administration and paperwork (including insurance, taxes, accounting, etc.).

Overview of Mr Mohamed Kaada's Experience

<u>2018 – 2020: Master Management</u>
- Founded and managed successful restaurant in Florida

<u>2014 – 2021: Master Management</u>
- Founded and managed a company specializing in consulting services for the restaurant industry
- CEO and Restaurants Manager
- Founded and managed his own franchised restaurant

<u>2011 – 2014: Speed Rabbit Pizza</u>
- Founded and managed three successful pizza restaurants (franchised) representing annual sales of around $2 million

<u>2004 – 2011: K8 Café Paris and Diner's Factory</u>
- CEO and Restaurants Manager

<u>2001 – 2004: Flo Group</u> (Company that owns and operates approximately 500 restaurants)
- Business Development Manager, Maître d'Hôtel and Restaurant Manager

<u>1998 – 2001: SORELOUVRE</u>
- Deputy Restaurant Manager

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JUST WINGS, INC

Team and Organization

- Just Wings currently employs a talented and well-appreciated staff of 2.
- We expect to hire additional employees as we move forward to support the business development.

CEO and Restaurant Manager: Mr. Mohamed Kaada
- Coordinate daily restaurants operations
- Manage Just Wings staff
- Sales and business development
- General management of the company

Karima Kaada
- Manages the restaurants' chicken wings order.
- Provide chicken wings for each restaurant.
- Provide a payment for each restaurant .
- Elaboration of news recipes

New Employees
- Marketing Manager
- Growth Hacker
- Webmaster
- Community Manager
- Business Developer
- Technical Director
- Web Integrator
- Account Manager
- Designer UX
- Developer

David Zaoui
- Engaging new restaurants
- Managing a customer service
- Following delivery driving routes and time schedules
- Manages the Company's third-party partners.
- Responsible for compliance with regulations and safety standards.


J.W
JUST WINGS, INC

We provide a restaurant with everything they need

The Just Wings turnkey solution provides a restaurant with an A-Z guide on how to launch our virtual brands. We spend hours researching and developing our brands to ensure additional orders in any

market. Build multiple concepts out of one kitchen and create a more profitable delivery business.

WHAT THE RESTAURANT DOES	WHAT Just Wings, Inc. DOES	
Focus on Executing Food Orders	• Technology – No Investment from Restaurant For Use of Tablet & Middleware	• Menu Updates
	• Concept Development, including Logos, Branding, Packaging and Menu Ideation	• Support Tickets
	• 3rd Party Platform Implementation	• Sales & Marketing Strategy including Digital
	• Culinary Testing & Menu Development	• Public Relations
	• Training Program	• Create Brand Website and Social Channels





We make it easy to get started

Restaurant Receives 70% of Sales

Brand, Tech, Sales, Third party Delivery Fees & Marketing 30%

Restaurant 70%

Food & Packaging 30%

Restaurant Profit 40%

- **No Long-Term Commitment**
- **Restaurant Chooses Brand(s), Completes Training, Purchase Starting Inventory, and Start Generating Income Using Your Existing Labor and Kitchen Facility**
- **Just Wings, Inc.'s Restaurant Success Team will handle all setup to get a restaurant's location taking orders within the third-party platforms and promoting sales**
- **Restaurant goes live - Starts receiving orders**



A Restaurant Can Be Up and Running Taking Orders in 1- 2 Weeks

Our concepts range far and wide to fit within any kitchen. We partner with strong operators to bring these culinary visions to life..

Each concept will earn a restaurant, on average, between $5,000 and $15,000 dollars per month.





1. Signature of the agreement between the restaurant owner and Just Wings, Inc.





2. The restaurant receives:

Tablet to receive orders + Branded packaging + Chicken wings + sauces.
(Providers will be Cheney Brother and Restaurant Depot)

* The restaurant will only need 1 square feet to store the merchandise.*





3. Three hours Just Chicken Wings training, including service standards.



Two Hours Kitchen Training   One Hour Tablet Training



4. Go live online and ready to take orders.

Reception of orders , acceptation of the orders from the restaurant , preparation , package and ready to go. (Ready to pick up will need to be process by the tablet).

Customer Places an Order

The third party will receive the status of the orders and will process the delivery.
(Door Dash , Uber Eat, Postmates …)



Process for the Restaurants   Third party will pick-up the order



5. Just Wings, Inc. will process all payments with a separate account for each restaurant. And then will

separate account for each restaurant. And then will send them each week 70% of net sales.
(in this 70% the restaurant will use 30 % to covered the food and packaging cost and will be left with 40% of net profit).

Just Wings, Inc. will keep 30% of net sales.


J.W
JUST WINGS, INC

3. COMPANY DESCRIPTION

26


J.W
JUST WINGS, INC

Company Description

- Just Wings is located 127 North Federal Highway, in the center of downtown, Lake Worth, Florida.
- Just Wings targets restaurants serving both tourists and local population, looking for casual and family dining at reasonable prices.
- The restaurants don't have to worry about the delivery, we already signed with a third party Postmates, Doordash and Uber eat to provide a driver for each delivery.


Our logo





Principal logo



27


J.W
JUST WINGS, INC

4. MARKET ANALYSIS

28


J.W
JUST WINGS, INC

Market Segmentation

- Due to its highly dynamic tourism economy, the state of Florida has 44,811 total restaurants – representing 6.5% of the total number of restaurants in the United States of America - and holds the third place, behind California and Texas.
- Florida is a family destination identified by its high percentage of family style restaurants (defined as full-service restaurants that do not serve alcohol) with an average check of $6 to $15.
- Florida also hosts a very high percentage of steak, seafood, Latin and Caribbean restaurants as compared to the rest of the country.

Market Segmentation in Florida (full-service restaurants)


Upscale Dining 9%
Fine Dining 2%
Family-style 21%
Casual Dining 68%

American's Top 5 Favorite Type of Meals


1 Burgers
2 Hot Dogs
3 French Fries
4 Pizza
5 Chicken wings

Source: CHD Expert (foodservice database and analytics company), Press

To enlarge their client base, the restaurants can trust Just Wings to help them to do it.

29


J.W
JUST WINGS, INC

5. STRATEGY AND ROADMAP

31

Development Strategy and Roadmap

January, 2022 Selection and partnership of 40 restaurants

- Partnership of an underperforming restaurants, with strong competitive advantages and with huge sales growth potential
- Retention of the operating restaurants
- Securing the agreement with each restaurant

Early 2022: Investment and development

- Investment : marketing, communication, new website.
- Development: wholesales chicken wings in supermarkets « JUST CHICKEN WINGS: Ready to Heat & Eat »

Increase restaurants' profit

- Without investment for any restaurant
- Increase delivery capacity
- Extend delivery area to the city surroundings

Improve brand awareness with a marketing plan

- Preparation of efficient communication materials
- Print advertisement commercials
- Online advertising
- Update of the website, Instagram and Facebook page

Develop catering activities

- Creation of an offering dedicated to catering
- Subcontracting of a Business Development Manager to identify and to acquire new clients

Develop Wholesales service

- New packaging
- Ready to heat and eat in only 3 minutes
- Provide the highest quality of Chicken Wings

In the long term (after finalizing the development of Just Wings), Just Wings aims at expanding operations to other restaurants out of Florida with the same "Just Wings" concept and menu (not taken into account in the financial forecasts).

32


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JUST WINGS, INC

New Communication Materials

- The new communication and marketing materials include the following:

New logo

Paper bag for delivery

Wholesales packaging



New card



Packaging






WINGS
CRISPY & TASTY
BBQ CHICKEN WINGS
READY TO HEAT & EAT


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JUST WINGS, INC

Guiding Principles

- Just Wings aims to promote positive values including Customer Satisfaction, Respect for people, Teamwork, and Integrity.
- The following guiding principles will be displayed on the website as a commitment of the management towards customers and employees.
  - **We treat everyone with dignity and respect.**
  - **We are dedicated to the learning, teaching, and ongoing development of each other.**
  - **We have fun while we work!**
  - **We provide a clean and safe environment for our guests and team.**
  - **We honor individual passions and creativity at work and at home.**
  - **We communicate openly, clearly and honestly.**
  - **We honor the relationships that connect our team, our guests and community.**
  - **We take pride in our commitment to provide quality service and a quality product.**
  - **We support balance between home and work.**
  - **Health: We are profitable and fiscally responsible company. We support the physical and emotional well-being of our guests and team members.**
  - **Our team works through support and cooperation.**


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JUST WINGS, INC

6. FINANCIAL INFORMATION


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JUST WINGS, INC

Just Wings: Sales Forecast

Main assumptions:

- To be conservative, no increase in price is taken into account: the average check is expected to maintain between $15 and $25 per person.
- Sales growth will be driven by:

  An increase in the number of customers served daily

  - The direct impacts of the increase in capacity is extension of delivery areas that we have to serve
  - Higher brand awareness and reputation (impacts of the marketing plan and quality improvement).

  The development of the catering segment:

  - Several long-terms contracts are currently under negotiation with local medical centers and authorities.
  - The extension of the segments is led by a business development specialist (subcontracted).

  Sales forecasting: In 2022, with a minimum of 120 restaurants signed as partners, with each being expected to make $6,000 a month, that would mean that they make $200 a day, and only need 8 customers per day with an average of $25 per order.

Just Wings detailed sales forecast

Just wings Inc, at 31/12	2021	2022	2023	2024	2025	2026
Number of restaurant	*40*	*120*	*144*	*170*	*204*	*244*
Average sale per restaurant per month	*6,000.0*	*6,000.0*	*7,200.0*	*8,640.0*	*10,368.0*	*12,441.6*
Average sale per year	2,400,000	8,640,000	12,441,600	17,625,600	25,380,624	36,427,248
30% back for Just Wings LLC	720,000	2,592,000	3,732,480	5,287,680	7,610,587	10,928,174
Sales tax payment	-90,400	-181,440	-261,274	-370,138	-532,741	-764,972
Net sales	689,600	2,410,560	3,471,206	4,917,542	7,077,846	10,163,202
Payroll expenses	136,800	336,480	376,128	437,140	447,854	492,640
Cost of marketing	66,960	180,000	216,000	237,600	273,240	327,888
Rent, general, administration & other	60,000	66,000	72,600	79,860	87,846	96,630
Bank & web expenses	35,088	72,317	104,136	147,526	212,335	304,896
EBIT	385,752	1,755,763	2,708,342	4,045,416	6,056,571	8,941,148
Income taxes	8,208	20,189	22,206	24,428	26,871	29,558
Net earnings	377,544	1,735,574	2,686,135	4,020,988	6,029,699	8,911,590



Forward-looking projections are not guaranteed.


J.W
JUST WINGS, INC

Just Wings: Profit & Loss

Just wings llc, at 31/12	2021	2022	2023	2024	2025	2026
Number of restaurant	*40*	*120*	*144*	*170*	*204*	*244*
Average sale per restaurant per month	*5,000.0*	*6,000.0*	*7,200.0*	*8,640.0*	*10,363.0*	*12,441.0*
Average sale per year	*2,400,000*	*8,640,000*	*12,441,600*	*17,625,600*	*25,368,624*	*36,427,248*
30% back for Just Wings LLC	720,000	2,592,000	3,732,480	5,287,680	7,610,587	10,928,174
Sales tax payment	-50,400	-181,440	-261,274	-370,138	-532,741	-764,972
Net sales	669,600	2,410,560	3,471,206	4,917,542	7,077,846	10,163,202
Payroll expenses	136,800	336,480	370,128	407,140	447,854	492,640
Cost of marketing	66,960	180,000	216,000	237,600	273,240	327,888
Rent, general, administration & other	60,000	66,000	72,600	79,860	87,846	96,630
Bank & web expenses	20,088	72,317	104,136	147,526	212,335	304,896
EBIT	385,752	1,755,763	2,708,342	4,045,416	6,056,571	8,941,148
Income taxes	8,208	20,189	22,208	24,428	26,871	29,558
Net earnings	377,544	1,735,574	2,686,135	4,020,988	6,029,699	8,911,590



Forward-looking projections are not guaranteed.